UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

The Zatarain’s Partnership, L.P. 401(k) Savings Plan

(Exact name of registrant as specified in its charter)

18 Loveton Circle, P.O. Box 6000

Sparks, Maryland

21152-6000

(410) 771-7301

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in The Zatarain’s Partnership, L.P. 401(k) Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0*

* On July 1, 2011, the assets of The Zatarain’s Partnership, L.P. 401(k) Savings Plan (the “Plan”) merged with and into The McCormick 401(k) Retirement Plan, and the Plan ceased to exist as a separate plan. As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on
Form 11-K. Reports will continue to be filed for the McCormick 401(k) Retirement Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Administrative Committee of The McCormick 401(k) Retirement Plan (the successor to The Zatarain’s Partnership, L.P. 401(k) Savings Plan) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The McCormick 401(k) Retirement Plan

Date: November 30, 2011	By:	/s/ Cecile K. Perich
Cecile K. Perich Vice President – Human Relations and Plan Administrator